GENCO SHIPPING & TRADING LIMITED
299 PARK AVENUE
12TH FLOOR
NEW YORK, NEW YORK 10171
646-443-8550

September 22, 2023

VIA EDGAR AND U.S. MAIL

Charlie Guidry, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Genco Shipping & Trading Limited
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2023
File No. 001-33393

Ladies and Gentlemen:

Reference is made to a letter dated September 14, 2023 (the “Comment Letter”) to Mr. John Wobensmith, the Chief Executive Officer of Genco Shipping & Trading Limited (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the definitive proxy statement filed by the Company on April 6, 2023 (the “Proxy Statement”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the heading and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Proxy Statement.

Definitive Proxy Statement on Schedule 14A filed April 6, 2023

Pay versus Performance, page 28

1. Please ensure that you identify each named executive officer included in the calculation of average non-PEO named executive officer compensation and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay versus  performance table. See Regulation S-K Item 402(v)(3). This information may not be provided by cross-reference to other sections of the proxy statement.

In its future disclosure pursuant to Regulation S-K Item 402(v), the Company will so identify its named executive officers.

2. Please ensure that you revise your pay versus performance table to adjust the format of the heading "Value of Initial Fixed $ 100 Investment Based on:" to apply only to columns (f) and (g).

In its future disclosure pursuant to Regulation S-K Item 402(v), the Company will so present the pay versus performance table.

3. At the bottom of page 29 and top of page 30 you include identical graphs for disclosure that appears to be intended to reflect different relationships. Please ensure that the graphs reflect the intended information.

In its future disclosure pursuant to Regulation S-K Item 402(v), the Company will so present the appropriate graphs.

Thank you for your attention to our filings with the Commission.  Please feel free to contact the undersigned at (646) 443-8550 for any additional information.

Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
Chief Executive Officer and President